CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010
YEAR ENDED

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
SilverCrest Mines Inc.

We have audited the accompanying consolidated financial statements of SilverCrest Mines Inc. (the “Company”) which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations, comprehensive loss, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements presents fairly, in all material respects, the financial position of SilverCrest Mines Inc. as at December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 11, 2011
(except as to Note 20 which
is as of May 18, 2011)

SILVERCREST MINES INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

	2010	2009

ASSETS

Current
Cash and cash equivalents	$8,986,098	$13,770,106
Amounts receivable	54,649	11,451
Taxes receivable	1,286,151	707,960
Prepaid expenses	62,689	35,054
Held-for-trading securities (note 4)	-	1,960,000
Inventory	425,637	-
	10,815,224	16,484,571

Property, plant and equipment (note 5)	38,542,897	9,036,877
Mineral properties (note 6)	1,888,986	15,864,134

	$51,247,107	$41,385,582

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$1,382,036	$464,077
Deferred revenue (note 8)	1,823,413	-
Current portion of long term debt (note 9)	7,658,420	-
Derivative instruments (note 10)	8,481,388	231,523
	19,345,257	695,600

Asset retirement obligations (note 7)	1,401,294	564,137
Deferred revenue (note 8)	12,191,034	14,081,700
Long term debt (note 9)	4,774,080	7,116,880
Derivative instruments (note 10)	19,833,724	10,362,387
	38,200,132	32,125,104

	57,545,389	32,820,704

Shareholders’ equity (deficiency)
Capital stock (note 11)	36,500,331	31,380,614
Contributed surplus (note 11)	5,397,812	5,190,963
Deficit	(48,196,425)	(28,006,699)
	(6,298,282)	8,564,878

	$51,247,107	$41,385,582

Nature of operations (note 1)
Commitment and contingency (note 17)
Subsequent events (note 19)

On behalf of the Board:

“J. Scott Drever”	Director	“Barney Magnusson”	Director

The accompanying notes are an integral part of these consolidated financial statements.

SILVERCREST MINES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS and DEFICIT
YEARS ENDED DECEMBER 31

	2010	2009

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization and accretion	$128,663	$6,756
General exploration	201,881	157,369
Investor relations and travel	263,008	274,462
Office and miscellaneous	171,318	149,894
Professional fees (note 13)	205,885	208,009
Regulatory and transfer agent fees	30,221	40,054
Rent a nd communications	45,595	55,554
Salaries and management remuneration (note 13)	798,408	454,481
Shareholder communications	25,203	32,583
Trade shows and conferences	87,628	48,874
LOSS BEFORE OTHER ITEMS	(1,957,810)	(1,428,036)

OTHER ITEMS
Foreign exchange gain (loss)	1,505,897	(134,471)
Interest i ncome	31,180	10,144
Interest on long term debt	(677,143)	(249,390)
Gain on held-for-trading securities (note 4)	630,000	-
Realized loss on derivative instruments (note 10)	(349,572)	-
Stock-based compensation (note 12)	(476,344)	(263,141)
Transaction costs	-	(2,540,863)
Unrealized gain on held-for-trading securities	-	437,500
Unrealized loss on derivative instruments (note 10)	(18,895,934)	(10,593,910)
Write off of mineral property costs (note 6)	-	(979,205)
	(18,231,916)	(14,313,336)

NET AND COMPREHENSIVE LOSS FOR THE YEAR	(20,189,726)	(15,741,372)

DEFICIT, beginning of year	(28,006,699)	(12,265,327)

DEFICIT, end of year	$(48,196,425)	$(28,006,699)

Basic and diluted loss per share	$(0.33)	$(0.30)

Weighted average number of common shares outstanding	60,304,687	52,401,204

The accompanying notes are an integral part of these consolidated financial statements.

SILVERCREST MINES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31

	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(20,189,726)	$(15,741,372)
Items not affecting cash:
Amortization and accretion	128,663	6,756
Foreign exchange gain	(1,663,065)	(94,523)
Gain on held-for-trading securities	(630,000)	-
Stock-based compensation	476,344	263,141
Transaction costs	-	849,000
Unrealized gain on held-for-trading securities	-	(437,500)
Unrealized loss on derivatives	18,895,934	10,593,910
Write-off of mineral property	-	979,205
	(2,981,850)	(3,581,383)
Changes in non-cash working capital items:
Amounts receivable	(41,014)	26,316
Taxes receivable	(578,191)	(314,066)
Prepaid expenses	(27,635)	(23,991)
Inventory	(425,637)	-
Accounts payable and accrued liabilities	36,914	(46,430)
Net cash used in operating activities	(4,017,413)	(3,939,554)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	-	6,325,000
Capital stock issuance costs	-	(694,447)
Warrants exercised	4,560,725	43,875
Deferred revenue	-	12,559,200
Long term debt - proceeds	5,772,240	10,211,403
Long term debt - repayment	-	(6,000,000)
Stock options exercised	287,313	-
Net cash provided by financing activities	10,620,278	22,445,031

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(9,069,854)	(4,178,858)
Mineral properties	(6,866,486)	(4,425,312)
Mineral properties - recoveries	1,959,467	-
Marketable securities sold	2,590,000	-
Net cash used in investing activities	(11,386,873)	(8,604,170)

Change in cash and cash equivalents, during year	(4,784,008)	9,901,307
CASH AND CASH EQUIVALENTS, beginning of year
	13,770,106	3,868,799

CASH AND CASH EQUIVALENTS, end of year	$8,986,098	$13,770,106
Cash and cash equivalents is represented by:
Cash	$3,386,098	$12,066,939
Cash equivalents	5,600,000	1,703,167
	$8,986,098	$13,770,106

Supplemental disclosure with respect to cash flows (note 14)
The accompanying notes are an integral part of these consolidated financial statements

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 and 2009	TSX.V:SVL

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

SilverCrest Mines Inc. (the “Company”) is incorporated under the jurisdiction of the Province of British Columbia, Canada pursuant to the British Columbia Business Corporations Act. All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

The Company is engaged in mining at the Santa Elena Project in Mexico and related activities including acquisition, exploration, development, extraction, processing and reclamation.

Other than the Santa Elena Project, the Company is in the process of exploring and developing its other mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The Company expects the Santa Elena Project to achieve sustainable production levels to generate operating cash inflows in the coming year. If sufficient operating cash inflows cannot be achieved to sustain profitable operations, management will seek additional financing to assure continuation of the Company’s operations and development programs for the next fiscal year.

	December 31, 2010	December 31, 2009
Working Capital (Deficiency)	$(8,530,033)	$15,788,971
Deficit	$(48,196,425)	$(28,006,699)

2.	SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Significant accounts that require estimates as the basis for determining the stated amounts include the carrying value of mineral properties, rates of amortization of property, plant and equipment, derivative instruments, the carrying value of inventory, accrued liabilities, future cost of asset retirement obligation, fair value of warrants on long term debt, fair value of agents’ warrants in capital stock, stock-based compensation, foreign currency translations and valuation allowance of future taxes.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries NorCrest Silver Inc., and SVL Minerals Ltd., companies incorporated under the laws of Canada, and Nusantara de Mexico S.A. de C.V., Santa Elena Oro y Plata S.A. de C.V., Minera de Cerro Santo S.A. de C.V., Magellan Exploracion S.A. de C.V. and SilverCrest de Mexico S.A. de C.V., companies incorporated under the laws of Mexico. All significant inter-company transactions and balances have been eliminated upon consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Taxes receivable

Taxes receivable are comprised of value added taxes in Mexico and harmonized sales tax in Canada that the Company has paid.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 and 2009	TSX.V:SVL

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventory

Inventory consists of materials and supplies used in operations such as fuel, explosives, reagents and spare parts. These are valued at the lower of weighted average cost and net realizable value.

Property, plant and equipment and amortization

Property, plant and equipment are carried at cost less accumulated amortization. Amortization is provided using the straight line method over the following terms:

Property, plant and equipment	8 years
Vehicles	4 years
Computer equipment and furniture	3-5years
Computer software	1 year

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties, deferred exploration and development costs do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of ore reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Commercial and pre-commercial production

Commercial production is deemed to have commenced when management determines that the operational commissioning of major mine and plant components is complete, operating results are being achieved consistently for a period of time and that there are indicators that these operating results will continue. The Company determines commencement of commercial production based on the following factors, which indicate that planned principal operations have commenced. These include the following:

  a significant portion of plant/mill capacity is achieved;
  all facilities are operating at steady state of production; and
  a pre-determined, reasonable period of time has passed;

Revenue recognition

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Prior to achieving commercial production, revenues and related expenses are recognized as a reduction / increase to mineral properties carrying values.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 and 2009	TSX.V:SVL

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset retirement obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. This would include obligations related to future removal of property and equipment, and site restoration costs. The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the asset retirement obligation and the related long-lived asset.

Impairment of long-lived assets

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

Deferred revenue

Deferred revenue relates to the Upfront Deposit from Sandstorm Gold Ltd. (“Sandstorm”) for the future delivery of gold ounces at contract prices and to the Sandstorm Shares issued for the guarantee of obligations under the Purchase Agreement (note 8). Once deliveries of gold are made to Sandstorm, the Company recognizes a portion of the deferred revenue as sales on the basis of the proportion of gold ounces sold to Sandstorm over the estimated life of mine reserves and resources at the Santa Elena Project attributable to Sandstorm. Transaction costs incurred in connection with the Sandstorm upfront payment are expensed as incurred.

Foreign currency translation

The Company’s subsidiaries are considered integrated operations and are translated into Canadian dollars using the temporal method. Under this method, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into Canadian dollar equivalents at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at exchange rates prevailing on the respective transaction dates. Exchange gains and losses arising on translation are included in the statement of operations.

Stock-based compensation

The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation expense over the vesting period of the stock options.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per common share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year.

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the year and does not include outstanding options and warrants. Dilutive loss per common share is not presented separately from loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 and 2009	TSX.V:SVL

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Future income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recognized to the extent that it is considered not likely that future income tax assets will be realized.

Derivative instruments

The Company uses derivative instruments to reduce the potential impact of changing metal prices as required under lending agreements. Derivative instruments are measured at fair value at the end of each period and the changes are recorded as a gain or loss on derivative instruments on the Consolidated Statements of Operations, Comprehensive Loss and Deficit. The Company does not apply hedge accounting to its derivative transactions.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Financial instruments, comprehensive income and hedges

All financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value, except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value and are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

The Company classified its cash, cash equivalents, held-for-trading securities and derivative instruments as held-for-trading which is measured at fair value. Amounts receivable are classified as loans and receivable and accounts payable and accrued liabilities and long-term debt are classified as other liabilities, all of which are measured at amortized cost. Transaction costs related to held-for-trading financial assets and other financial liabilities that are long-term are expensed as incurred.

The CICA Handbook 3862, Financial Instruments – Disclosure requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels to the fair value hierarchy are:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3: Inputs that are not based on observable market data.

The Company has included the disclosure recommended in note 15.

FUTURE ACCOUNTING POLICIES AND PRACTICES

Business combinations, non-controlling interests and consolidated financial statements

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replace CICA Handbook Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of these Sections is permitted and all three Sections must be adopted concurrently. The Company is in the process of evaluating the requirements of the new standards.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 and 2009	TSX.V:SVL

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that Canadian public enterprises will need to adopt International Financial Reporting Standards effective for years beginning on or after January 1, 2011. Accordingly, the Company will be required to adopt IFRS on January 1, 2011. The transition will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

3.	MANAGEMENT OF CAPITAL

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to support normal operating requirements at the Santa Elena Project, continue the development and exploration of its mineral properties and support any expansionary plans.

The Company considers as its capital its shareholders’ equity, cash, cash equivalents and long term debt.

The Company manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may attempt to issue new equity, dispose of certain of its assets or issue or repay debt.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its operations at the Santa Elena Project, exploration programs, availability of financing and industry conditions. Annual and materially updated budgets are approved by the Board of Directors. There are no external restrictions on management of capital except as disclosed in note 9.

The Company’s investment policy is to invest any excess cash in liquid short-term interest-bearing instruments. When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations. The Company expects to have sufficient capital resources to meet its planned operational expenses, financing obligations, administrative overhead expenses and exploration plans for 2011. Actual funding requirements may vary from those planned due to a number of factors, including the progress of operations at the Santa Elena Project and other exploration and development activities. The Company believes it will be able to raise capital as required in the long term, but recognizes there will be risks involved that may be beyond its control.

4.	HELD-FOR-TRADING SECURITIES

Fair value	2010	2009

Held-For-Trading: Sandstorm Gold Ltd.	$-	$1,960,000

On April 27, 2010 the Company sold 3,500,000 common shares of Sandstorm for gross proceeds of $2,625,000 and paid commissions of $35,000. The Company realized a net gain of $630,000 on the sale of the shares for the year ended December 31, 2010.

5.	PROPERTY, PLANT AND EQUIPMENT

			2010			2009
	Cost	Accumulated	Net Book	Cost	Accumulated	Net Book
		Amortization	Value		Amortization	Value
Plant and equipment	$18,864,730	$800,981	$18,063,749	$9,012,966	$-	$9,012,966
Santa Elena mine	20,463,760	-	20,463,760	-	-	-
Corporate office equipment	31,807	16,419	15,388	74,611	50,700	23,911
	$39,360,297	$817,400	$38,542,897	$9,087,577	$50,700	$9,036,877

During the year the Company wrote off previously fully amortized corporate office equipment with original costs of $55,460. Amortization of plant and equipment commenced when placed into service on October 1, 2010. Prior to achieving commercial production amortization expense will be capitalized to mineral properties. The Company capitalized amortization totaling $800,981 to mineral properties during the year ended December 31, 2010 (note 6).

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 and 2009	TSX.V:SVL

6.	MINERAL PROPERTIES

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing except as otherwise disclosed. However, this should not be considered as a guarantee of title. The mineral properties may be subject to prior claims or agreements, or transfers and rights of ownership may be affected by undetected defects.

2010		MEXICO		2010
	Santa Elena	Cruz de Mayo	La Joya	Total
Additions
Acquisition and option payments	$-	$20,323	$66,925	$87,248
Deferred development costs:
Amortization	800,475	-	-	800,475
Pre-commercial production costs	6,077,257	-	-	6,077,257
Professional fees	91,058	-	-	91,058
Recoveries	(1,959,467)	-	-	(1,959,467)
Technical consulting and services	978,328	-	-	978,328
	5,987,651	20,323	66,925	6,074,899
Deferred exploration costs:
Amortization	-	-	506	506
Assays	-	-	7,975	7,975
Drilling	-	-	194,992	194,992
Exploration and general	-	3,602	117,005	120,607
Professional fees	-	-	894	894
Technical consulting and services	-	-	88,739	88,739
Subtotal, 2010 additions	5,987,651	23,925	477,036	6,488,612

Balance, December 31, 2009	$14,476,109	$1,388,025	$-	$15,864,134

Transfer to property, plant and equipment	(20,463,760)	-	-	(20,463,760)

Balance, December 31, 2010	$-	$1,411,950	$477,036	$1,888,986

2009		MEXICO		2009
	Santa Elena	Cruz de Mayo	Silver Angel	Total
Additions
Acquisition and option payments	$2,943,035	$-	$-	$2,943,035
Deferred development costs:
Assays	57,728	-	-	57,728
Drilling	98,893	-	-	98,893
Operations	133,287	-	-	133,287
Professional fees	144,304	-	-	144,304
Salaries	506,490	-	-	506,490
Technical consulting and services	845,901	-	-	845,901
	4,729,638	-	-	4,729,638
Deferred exploration costs:
Exploration and general	-	78,934	30,766	109,700
Subtotal, 2009 additions	4,729,638	78,934	30,766	4,839,338
Write-off of mineral property	-	-	(979,205)	(979,205)

Balance, December 31, 2008	$9,746,471	$1,309,091	$948,439	$12,004,001
Balance, December 31, 2009	$14,476,109	$1,388,025	$-	$15,864,134

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 and 2009	TSX.V:SVL

6.	MINERAL PROPERTIES (continued)

Santa Elena Project, Mexico

The Company holds a 100% interest in the Santa Elena Project located northeast of Hermosillo, Sonora State, Mexico.

On August 14, 2009 the Company exercised its option to complete the acquisition of the Santa Elena Project. On October 1, 2009 upon federal registration in Mexico of the title documents, the Company paid US$1,575,000 in cash and US$525,000 by issuing 1,216,968 common shares of the Company at an issue price of $0.47 per share.

The Company incurred $9,851,764 in plant and equipment expenditures and $5,987,651 in development expenditures in 2010. Initial start up activities at the open pit heap leach operation commenced in October 2010.

Cruz de Mayo Project, Mexico

The Company purchased a 100% interest in mineral concessions located in the Sonora State in Mexico in 2004 and on November 19, 2010 finalized an assignment agreement to acquire a 100% interest in the El Guereguito concession located northeast of Hermosillo, Sonora State, Mexico. The Company has the right to acquire the 100% interest by making the following staged option payments totaling US$1,000,000.

	El Guereguito
November 19, 2010	US$	20,000	(paid)
May 19, 2011		20,000
November 19, 2011		25,000
November 19, 2012		50,000
November 19, 2013		50,000
		165,000
US$50,000 on each anniversary date		835,000
TOTAL	US$	1,000,000

The Company has the right to make early payment with no additional consideration. There is a 2.5% NSR royalty which ceases on cumulative payments of US$1,000,000.

La Joya Project, Mexico

During 2010 the Company entered into option agreements to acquire a 100% interest in the La Joya Project located southeast of Durango City, Durango State, Mexico.

On June 21, 2010 the Company entered into the “La Joya West” option agreement. The Company has the right to acquire a 100% interest by making the following staged option payments totaling US$2,680,000 over a period of 3 years.

		La Joya West
June 21, 2010	US$	20,000	(paid)
October 21, 2010		20,000	(paid)
April 21, 2011		60,000
October 21, 2012		80,000
June 21, 2013		2,500,000
TOTAL	US$	2,680,000

The final US$2,500,000 payment can be settled as follows, US$1,250,000 in shares or by a combination of cash and shares at the Company’s discretion and US$1,250,000 by a negotiated combination of cash and shares. The Company is required to incur US$200,000 on exploration costs annually.

There is a 2% NSR royalty for which the Company has the option to purchase 1% by a negotiated combination of cash and shares.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 and 2009	TSX.V:SVL

6.	MINERAL PROPERTIES (continued)

On November 25, 2010 the Company entered into the “La Joya East” option agreement. The Company has the right to acquire a 100% interest by making the following staged option payments totaling US$1,500,000 over a period of 3 years.

		La Joya East
December 31, 2010	US$	25,000	(paid subsequent to year end)
June 30, 2011		20,000
December 31, 2011		50,000
June 30, 2012		60,000
December 31, 2012		70,000
June 30, 2013		100,000
December 31, 2013		1,175,000
TOTAL	US$	1,500,000

The final US$1,175,000 payment can be settled in shares of the Company or by a combination of cash and shares at the Company’s discretion. Of the option payment $750,000 shall be deemed to be advanced royalty payments made on account of the NSR.

There is a 2% NSR royalty for which the Company has the option to purchase 1% by a negotiated combination of cash and shares ratio.

Silver Angel Project, Mexico

The Company holds a 100% interest in mineral properties located in the Northern Sierra Madre range in Mexico, acquired by concession applications.

The Company elected to write-off the accumulated mineral property expenditures of $979,205 to operations effective December 31, 2009 due to a lack of encouraging exploration results. All subsequent costs related to the Silver Angel Project are being expensed as such costs are incurred.

El Zapote Project, El Salvador

The Company acquired a 100% interest in the properties located in El Salvador by acquiring 100% of the share capital of Minera Atlas S.A. de C.V. (“Atlas”) an El Salvadoran corporation which owns certain concessions located in the Department of Santa Ana in Northern El Salvador. The properties are subject to a sliding scale royalty, payable from production, varying from US$0.20 per ounce of silver equivalent to US$0.60 per ounce depending on the silver price. The transaction was accounted for as an asset purchase since Atlas was not considered a business.

As a result of delays encountered in El Salvador in the permitting process and the political risk in the country, the Company elected to write-off the accumulated mineral property expenditures of $3,966,743 to operations effective December 31, 2008. All subsequent costs related to El Salvador are being expensed as such costs are incurred.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 and 2009	TSX.V:SVL

7.	ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations relate to the operation of the Santa Elena and Cruz de Mayo Projects.

Details of changes in the balance are as follows:

As at December 31, 2008	$-
Reclamation provision	564,137
As at December 31, 2009	$564,137
Change in estimates	761,386
Accretion expense	107,484
Foreign exchange	(31,713)
As at December 31, 2010	$1,401,294

The total undiscounted amount of future expenditures required to settle the Company’s reclamation and remediation obligations at December 31, 2010, is estimated to be $2,401,571 (2009 - $1,044,179). The ultimate amount of the asset retirement obligation is uncertain. The fair value estimate of the Company’s obligations to undertake site reclamation and remediation is based on information currently available.

The fair value of the estimated future expenditures as at December 31, 2010 has been estimated to be $1,401,294 (2009 - $564,137). In determining the fair value of the asset retirement obligation, the Company has assumed a long-term inflation rate of 4.4% (2009 - 4%), a discount rate of 8% (2009 – 8%) (credit adjusted risk-free interest rate) and projected mine life of 8 years.

The Company capitalized changes in estimates totaling $761,386 to plant and equipment during the year ended December 31, 2010.

In view of uncertainties concerning asset retirement obligations, the ultimate costs could be materially different from the amounts estimated. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws and legislation. Future changes in asset retirement obligations, if any, could have a significant impact.

8.	DEFERRED REVENUE

On May 14, 2009, the Company entered into a definitive Purchase Agreement with Sandstorm Gold Ltd. under which the Company’s wholly-owned Mexican subsidiary Nusantara de Mexico S.A. de C.V. agreed to sell 20% of future gold production from the Santa Elena Project to Sandstorm in exchange for an Upfront Deposit of US$12,000,000. The agreement also provides for ongoing per-ounce payments equal to the lesser of US$350 and the prevailing spot gold market price upon delivery of gold. The per ounce price of US$350 is subject to an increase of 1% per annum commencing on the 3rd anniversary of the date the Santa Elena Project begins commercial production.

If the Company decides to develop an underground mine on the Santa Elena Project, Sandstorm has the right to purchase 20% of the gold from the underground mine at a per-ounce price equal to the lesser of US$450 and the prevailing spot gold market price, subject to an increase of 1% per annum beginning on the 3rd anniversary from the date the underground mine begins commercial production. In exchange, Sandstorm will pay for 20% of the capital expenditures incurred, related to the gold stream, to determine the economic viability and to construct the underground mine.

The Upfront Deposit of US$12,000,000 was treated as deferred revenue, as the Company designated the agreement as a normal sales contract. During 2010, the Company delivered 187 ounces of gold to Sandstorm.

The Company provided Sandstorm with a completion guarantee under the agreement and as consideration received 3,500,000 common shares of Sandstorm. The fair value of the shares at the date received of $1,522,500 was treated as deferred revenue. The shares were sold in April 2010 for gross proceeds of $2,625,000 (note 4).

Under the completion guarantee Sandstorm may require the return of a portion of the upfront payment if, within 30 months (May 27, 2012) from the date that the Upfront Deposit was released, the Santa Elena Project has not produced a minimum of 7,500 ounces of gold in any three consecutive month periods. The Company expects to be able to fulfill the minimum production requirement.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 and 2009	TSX.V:SVL

8.	DEFERRED REVENUE (continued)

Details of changes in the balance are as follows:

As at December 31, 2008	$-
Upfront Deposit	12,559,200
Sandstorm shares	1,522,500
As at December 31, 2009	14,081,700
Delivery of gold	(67,253)
Less current portion	(1,823,413)
As at December 31, 2010	$12,191,034

The Company capitalized amortization totaling $67,253 to mineral properties during the year ended December 31, 2010.

9.	LONG TERM DEBT

Details are as follows:

	2010	2009
Macquarie Bank Limited - Project Loan Facility	$12,432,500	$7,116,880
Less current portion	(7,658,420)	-
Long term debt	$4,774,080	$7,116,880

Macquarie Bank Limited Project Loan Facility and Hedging Facilities

By agreement dated for reference November 24, 2009 the Company’s wholly-owned Mexican subsidiary, Nusantara de Mexico S.A. de C.V. (the “Borrower”) entered into a US$12,500,000 Project Facility Agreement (the “Project Loan”) and associated hedging facilities (the “Hedging Facility”) (note 10) with Macquarie Bank Limited (“MBL”) to partially fund the cost of development and initial working capital requirements at the Company’s Santa Elena Project in Mexico.

The Project Loan bears interest at the U.S. Dollar LIBOR (“London Interbank Offered Rate”) rate plus 6.0% per annum before repayment of 50% of the Project Loan and 5.5% after repayment of 50% of the Project Loan. The Project Loan will be repaid in full on or before September 30, 2013 pursuant to an amortization schedule.

The Company drew down US$6,800,000 on December 9, 2009 to repay the Company’s $6,000,000 Credit Agreement and various transaction costs totaling $1,005,192 paid in cash associated with the Project Loan. In fiscal 2010 the Company drew down the remaining US$5,700,000 to fund final construction expenditures and initial working capital requirements at the Santa Elena Project.

In consideration for the provision of the Project Loan, the Company in fiscal 2009 paid a facility fee of US$625,000 and issued 5,000,000 warrants to purchase common shares at $0.90 per share expiring on November 24, 2012. MBL agreed to cancel 3,216,782 existing warrants on initial draw down of the Project Loan. The incremental fair value of the warrants was calculated at $849,000 and was allocated to transaction costs and contributed surplus at December 31, 2009. Proceeds received from any exercise of the warrants will be applied to repayment of the Project Loan.

The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	1.65%
Expected dividend yield	-
Expected volatility	79.49%
Expected life	3 years

As at December 31, 2010, the long term debt repayments are as follows;

Year ending December 31, 2011	$7,658,420
Year ending December 31, 2012	2,486,500
Year ending December 31, 2013	2,287,580
$12,432,500

The Project Loan is secured against the Santa Elena Mine and is guaranteed by the Company. MBL requires certain minimum debt service reserves and ratios relating to the life of mine plan. Failure to meet certain of these tests could result in a possible acceleration of the loan repayments.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 and 2009	TSX.V:SVL

10.	DERIVATIVE INSTRUMENTS

Details are as follows:

	Hedging Facility	European Gold Call	Total Derivative
		Option	Instrument Liability

As at December 31, 2008	$-	$-	$-
Changes in marked-to-market value	9,267,650	1,326,260	10,593,910
As at December 31, 2009	9,267,650	1,326,260	10,593,910
Less current portion	(231,523)	-	(231,523)
Derivative instruments	$9,036,127	$1,326,260	$10,362,387

As at December 31, 2009	$9,267,650	$1,326,260	$10,593,910
Changes in marked-to-market value	17,910,927	985,007	18,895,934
Foreign exchange	(1,075,038)	(99,694)	(1,174,732)
As at December 31, 2010	26,103,539	2,211,573	28,315,112
Less current portion	(8,481,388)	-	(8,481,388)
Derivative instruments	$17,622,151	$2,211,573	$19,833,724

As at December 31, 2010, a 10% increase in the price of gold would result in an increase of $8,332,180 in derivative instrument liability with a corresponding increase in unrealized loss on derivative instruments.

Macquarie Bank Limited – Hedging Facility

On June 12, 2009, the Company implemented a gold price protection program (“Hedging Facility”) for the Santa Elena Project which was a requirement under the Project Loan (note 9). The Hedging Facility is comprised of 55,000 ounces of gold sold forward at US$926.50 per ounce according to the following delivery schedule at December 31, 2010:

Metal	Maturity	Quantity (Ounces)
Gold	2011	17,628
	2012	9,650
	2013	17,700
	2014	9,276
		54,254

The Company does not hold this derivative instrument for trading purposes. The Company has determined that this program constitutes an effective economic hedge for the Santa Elena Project however it does not meet the requirements for hedge accounting under current Canadian generally accepted accounting principles (Canadian GAAP). Financial derivative instruments, those which do not qualify for hedge accounting, are required under Canadian GAAP to be recorded at fair value (marked to market) at the balance sheet date and the resulting gains or losses are to be included in the results for the period.

During 2010, the Company recorded a realized loss of $349,572 (2009 - $Nil) on 746 gold ounces delivered into the Hedging Facility and settled for cash. As at December 31, 2010, the fair value of the Hedge Facility has resulted in an incremental derivative instrument liability of $17,910,927.

Macquarie Bank Limited – European gold call option

In June 2009 as partial consideration for a Credit Agreement with MBL, the Company granted MBL a European gold call option for 5,000 ounces of gold at a strike price of US$1,000 per ounce with an option expiry date of June 13, 2012. The fair value of the European gold call option was calculated using the forward gold price of US$1,445 (2009 - US$1,260).

As at December 31, 2010 the fair value of the European gold call option has resulted in an incremental derivative instrument liability of $985,007.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 and 2009	TSX.V:SVL

11.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number	Capital Stock	Contributed	Total
	of Shares		Surplus

Authorized
Unlimited number of common shares without par value
Unlimited number of preference shares without par value (none outstanding)
Balance at December 31, 2008	45,499,461	$25,250,963	$3,961,715	$29,212,678
Warrants exercised	67,500	43,875	-	43,875
Private placement	12,650,000	6,325,000	-	6,325,000
Agent Fees	-	(379,500)	-	(379,500)
Share issuance costs and agent warrants	-	(432,054)	117,107	(314,947)
Issued for mineral properties	1,216,968	572,330	-	572,330
Stock-based compensation	-	-	263,141	263,141
Fair value of warrants	-	-	849,000	849,000

Balance at December 31, 2009	59,433,929	31,380,614	5,190,963	36,571,577
Warrants exercised	7,016,500	4,677,832	(117,107)	4,560,725
Stock options exercised	427,500	439,701	(152,388)	287,313
Share issuance costs	-	2,184	-	2,184
Stock-based compensation	-	-	476,344	476,344

Balance at December 31, 2010	66,877,929	$36,500,331	$5,397,812	$41,898,143

In 2010, 7,016,500 warrants related to the June 2009 offering were exercised for cash proceeds of $4,560,725 and 427,500 stock options exercised for cash proceeds of $287,313.

December 31, 2009

On June 25, 2009 the Company completed an offering of 12,650,000 Units at a price of $0.50 per Unit for gross proceeds of $6,325,000. Each Unit consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant is exercisable into one common share of the Company at a price of $0.65 per share until December 25, 2010. In connection with the offering the Company paid agent fees of $379,500 and issued 759,000 warrants exercisable into one common share of the Company at a price of $0.65 per share until December 25, 2010. The fair value of the warrants of $117,107 was allocated to capital stock and contributed surplus. The weighted average assumptions used for the Black-Scholes valuation of warrants were annualized volatility of 96.43%, risk-free interest rate of 1.23%, expected life of 18 months, and dividend rate of Nil. The Company incurred share issuance costs of $314,947.

In 2009 67,500 warrants related to the offering were exercised for cash proceeds of $43,875.

12.	STOCK OPTIONS AND WARRANTS

Stock options

The Company has a stock option plan under which it is authorized to grant stock options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of the grant. The options can be granted for a maximum term of 10 years and certain options to employees and consultants vest over periods of time, determined by the board of directors. Options granted to investor relations consultants shall vest over a period of at least 1 year.

Stock option transactions and the number of stock options outstanding are summarized as follows:

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 and 2009	TSX.V:SVL

12.	STOCK OPTIONS AND WARRANTS (continued)

	Number of	Weighted Average
	Options	Exercise Price
As at December 31, 2008	4,180,000	$1.08
Issued	1,225,000	$0.52
Expired	(625,000)	$1.41
Cancelled	(300,000)	$1.27
As at December 31, 2009	4,480,000	$0.87
Issued	1,200,000	$1.05
Exercised	(427,500)	$0.67
Expired	(315,000)	$0.75
Cancelled	(37,500)	$0.97
As at December 31, 2010	4,900,000	$0.93
Exercisable at December 31, 2010	3,800,000	$0.94

Number of Options	Exercise Price	Expiry Date
100,000	$ 0.96	August 15, 2011
725,000	$ 0.70	September 28, 2011
200,000	$ 1.39	January 7, 2013
850,000	$ 1.27	March 27, 2013
850,000	$ 1.03	July 14, 2013
100,000	$ 0.45	January 8, 2014
831,250	$ 0.50	July 22, 2014
100,000	$ 0.80	October 21, 2014
18,750	$ 0.97	May 5, 2015
1,125,000	$ 1.05	September 10, 2015
4,900,000

The weighted average remaining contractual life of options outstanding at December 31, 2010 is 2.87 years.

Stock-based compensation

The Company granted 1,200,000 (2009 – 1,225,000) incentive stock options with a weighted average fair value per option granted of $0.59 (2009 - $0.27) for a total fair value of $685,806 (2009 – $327,083). The total stock-based compensation recognized during the year ended December 31, 2010 under the fair value method was $476,344 (2009 - $263,141).

The following weighted average assumptions were used for the Black-Scholes valuation of stock options.

	2010	2009
Risk-freee interest rate	2.13%	2.41%
Expected dividend yield	-	-
Expected stock price volatility	68%	72%
Expected option lives	4.46 years	3.92 years

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 and 2009	TSX.V:SVL

12.	STOCK OPTIONS AND WARRANTS (continued)

Warrants

Warrant transactions and the number of warrants outstanding are as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
As at December 31, 2008	5,219,773	$1.36
Issued	12,084,000	$0.75
Exercised	(67,500)	$0.65
Expired	(130,974)	$1.40
Cancelled	(3,216,782)	$1.33
As at December 31, 2009	13,888,517	$0.84
Exercised	(7,016,500)	$0.65
Expired	(1,872,017)	$1.40
As at December 31, 2010	5,000,000	$0.90

The outstanding warrants expire on November 24, 2012.

13.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid $500,000 (2009 - $350,000) for management fees to companies controlled by two directors.

b) Paid $325,000 (2009 - $175,000) for project management fees to an officer of the Company which are included in deferred development expenditures.

c) Paid $24,000 (2009 - $Nil) for director fees to companies controlled by two non executive directors.

d) Paid or accrued $68,174 (2009 - $89,174) for legal fees which were included in professional fees, $Nil (2009 -$130,747) for share issuance costs and $Nil (2009 - $116,120) for transaction costs paid to a law firm of which an officer of the Company is a partner.

Included in accounts payable and accrued liabilities at December 31, 2010 is $12,564 (2009 - $8,532) due to a law firm of which an officer of the Company is a partner and $122,056 (2009 - $104,266) to officers, directors and companies controlled by officers and directors of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

14.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2010	2009
Cash paid during the year for interest	$532,915	$221,255
Cash paid during the year for income taxes	$-	$-

Significant non-cash transactions for the Company for the year ended December 31, 2010 were as follows:

a)	The Company recorded a value of $476,344 for stock options vested during the year in contributed surplus.

b)	The Company recorded a value of $117,107 from contributed surplus to capital stock due to the exercise of agent warrants.

c)	The Company recorded a value of $152,388 from contributed surplus to capital stock due to the exercise of stock options.

d)	Included in mineral properties is $1,382,036 which relates to accounts payable and accrued liabilities.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 and 2009	TSX.V:SVL

14.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (continued)

Significant non-cash transactions for the Company for the year ended December 31, 2009 were as follows:

a)	The Company recorded a value of $263,141 for stock options vested during the year in contributed surplus.

b)	The Company recorded a value of $117,107 as share issuance costs to contributed surplus and capital stock for the issuance of 759,000 agent warrants pursuant to the private placement.

c)	Included in deferred revenue is $1,522,500 which relates to 3,500,000 Sandstorm shares issued pursuant to the Purchase Agreement (note 8).

d)	Included in mineral properties is $324,560 which relates to accounts payable and accrued liabilities and $572,330 which relates to shares issued for mineral properties.

e)

The Company issued 5,000,000 warrants to purchase common shares at $0.90 per share, the incremental fair value of the warrants issued of $849,000 was allocated to transaction costs and contributed surplus.

15.	FINANCIAL INSTRUMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and price risk. Where material these risks are reviewed and monitored by the Board of Directors.

a.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances and credit facilities in order to meet short and long term business requirements, after taking into account cash flows from operations and believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash is invested in business accounts with quality financial institutions and which is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

b.	Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet it contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents and taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. Receivables are due primarily from government agencies.

c.	Foreign Currency Risk

The Company operates in Canada, United States, Mexico and El Salvador and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in Canadian dollars. The fluctuations of the operating currencies in relation to the Canadian dollar will, consequently, have an impact upon the reporting results of the Company and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

At December 31, 2010 the Company is exposed to foreign currency risk through the following financial assets and liabilities held in the following Canadian dollar equivalents:

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 and 2009	TSX.V:SVL

15.	FINANCIAL INSTRUMENTS (continued)

	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents	$6,737,212	$2,201,218	$47,668	$8,986,098
Amounts receivable	14,058	-	40,591	$54,649
Total Assets	6,751,270	2,201,218	88,259	9,040,747

Amounts payable and accrued liabilities	489,845	477,040	415,151	1,382,036
Long term debt	-	12,432,500	-	12,432,500
Derivative instruments	-	28,315,112	-	28,315,112
Total Liabilities	489,845	41,224,652	415,151	42,129,648

Net Assets (Liabilities)	$6,261,425	$(39,023,434)	$(326,892)	$(33,088,901)

Based on the above net exposures at December 31, 2010 a 10% appreciation (depreciation) of the Canadian dollar against the US dollar and Mexican Peso, with all other variables held constant would result in approximately a $3,935,000 decrease (increase) in the Company’s loss and comprehensive loss for the year.

At December 31, 2009, the Company was exposed to foreign currency risk through the following financial assets and liabilities held in the following Canadian dollar equivalents:

	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents	$2,175,263	$11,565,307	$29,536	$13,770,106
Amounts receivable	5,452	-	5,999	$11,451
Total Assets	2,180,715	11,565,307	35,535	13,781,557

Amounts payable and accrued liabilities	173,162	246,117	44,798	464,077
Long term debt	-	7,116,880	-	7,116,880
Derivative instruments	-	10,593,910	-	10,593,910
Total Liabilities	173,162	17,956,907	44,798	18,174,867

Net Assets (Liabilities)	$2,007,553	$(6,391,600)	$(9,263)	$(4,393,310)

d.	Interest Rate Risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents and fluctuations in the LIBOR rate applicable to its long-term debt. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any guaranteed bank investment certificates included in cash and equivalents as they are generally held with large financial institutions. The Company’s long term debt carries an interest rate of U.S. Dollar LIBOR plus 6% which on December 31, 2010 was 6.29% . At December 31, 2010, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s loss and comprehensive loss for the year.

e.	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. The Company closely monitors commodity prices of precious metals, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. In order to mitigate the commodity price risk, the Company has entered into a gold price protection program (note 10).

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 and 2009	TSX.V:SVL

15.	FINANCIAL INSTRUMENTS (continued)

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash, cash equivalents, amounts receivable, accounts payable and accrued liabilities, long term debt and derivative instruments.

The carrying value of amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short periods until settlement. The fair value of the Company’s long term debt approximates its carrying value given that the interest rates have not changed materially.

At December 31, 2010, the Company’s classification of financial instruments within the fair value hierarchy are summarized as follows:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$8,986,098	$-	$-	$8,986,098
Total Assets	8,986,098	-	-	8,986,098

Derivative instruments	-	28,315,112	-	28,315,112
Total Liabilities	$-	$28,315,112	$-	$28,315,112

16.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2010	2009
Loss before income tax recovery	$(20,189,726)	$(15,741,372)
Expected income tax (recovery)	(5,754,072)	$(4,722,412)
Difference in foreign tax rate	(12,166)	245,126
Non-deductible items	5,432,208	3,435,167
Deductible items	(40,825)	(112,947)
Unrecognized benefits of non-capital losses	374,855	1,155,066
Actual income tax recovery	$-	$-

	2010	2009
Future tax assets and liabilities:
Non-capital loss carry-forwards	$5,903,000	$2,585,000
Mineral properties	1,975,000	435,000
Capital losses	86,000	75,000
Other	428,000	480,000
	8,392,000	3,575,000
Valuation allowance	(8,392,000)	(3,575,000)
	$-	$-

As at December 31, 2010, the Company has non-capital losses for Canadian income tax purposes of approximately $8,345,000 and for Mexican income tax purposes of approximately $11,756,000 The non-capital losses may be utilized to reduce future years’ taxable income and expire for Canada up to 2030 and for Mexico up to 2020 if unutilized. Future tax benefits, which may arise as a result of these losses, capital losses, and other deductions have been offset by a liability and a valuation allowance and have not been recognized in these financial statements due to the uncertainty of their realization.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 and 2009	TSX.V:SVL

17.	COMMITMENT AND CONTINGENCY

The Company has an operating lease agreement for office space. This agreement requires the Company to make the following lease payments:

Office Lease
Year ending December 31, 2011	$49,491
Year ending December 31, 2012	28,870
$78,361

Certain construction bonuses may be payable in 2011 contingent upon achieving milestones related to the completion and operations of the Santa Elena Project.

18.	SEGMENTED INFORMATION

The Company operates in one business segment, the exploration and development of mineral properties. At the year end, assets by geographic location are as follows:

2010	Canada	Mexico	Total
Capital Assets
Property, plant and equipment	$15,388	$38,527,509	$38,542,897
Mineral properties	-	1,888,986	1,888,986
2009
Capital Assets
Property, plant and equipment	$23,911	$9,012,966	$9,036,877
Mineral properties	-	15,864,134	15,864,134

19.	SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2010:

(a)	The Company granted 175,000 incentive stock options to an officer and employee, with a price of $1.97 exercisable until February 15, 2016.

(b)	81,250 stock options were exercised between $0.50 and $0.97 per share for cash proceeds of $49,438.

(c)	The Company has sold 2,333 gold and 57,390 silver ounces for cash proceeds of approximately US$3,810,000.

(d)	The Company repaid US$1,300,000 owing on the Project Loan on March 31, 2011.

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 and 2009	TSX.V:SVL

20. Reconciliation to Unites States Generally Accepted Accounting Principles

These consolidated statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Material variation in accounting principles, practices and methods are used in preparing financial statements under United States Generally Accepted Accounting Principles (“US GAAP”). The effects of the principal differences on the Company’s financial statements are quantified below and described in the accompanying notes.

Consolidated Balance Sheets

The significant measurement differences between Canadian GAAP and US GAAP with respect to the Company’s consolidated balance sheets as at December 31, 2010 and 2009 are as follows:

As at December 31	2010	2009
Total assets under Canadian GAAP	$51,247,107	$41,385,582
Adjustment to exploration expenditures	(17,743,384)	(11,342,020)
Adjustment for debt issue costs	2,924,606	2,924,606
Amortization of debt issue costs	(1,849,806)	(1,169,517)
Adjustment for interest capitalization	2,593,279	1,235,847
Total assets under US GAAP	$37,171,802	$33,034,498

Total liabities under Canadian and US GAAP	$57,545,389	$32,820,704

Shareholders' equity under Canadian GAAP	$(6,298,282)	$8,564,878
Cumulative mineral property adjustment	(17,743,384)	(11,342,020)
Cumulative interest expense adjustment	784,545	107,402
Cumulative debt issue cost adjustment	2,883,534	2,883,534
Shareholders' equity under US GAAP	$(20,373,587)	$213,794
Total liabilities and shareholders' equity under US GAAP	$37,171,802	$33,034,498

Consolidated Statements of Loss and Comprehensive Loss

The significant measurement differences between Canadian GAAP and US GAAP with respect to the Company’s consolidated statements of loss and comprehensive loss as at December 31, 2010 and 2009 are as follows:

Years ended December 31	2010	2009
Net loss and comprehensive under Canadian GAAP	$(20,189,726)	$(15,741,372)
Exploration expenditures	(6,401,364)	(1,896,303)
Reversal of write off of exploration expenditures	-	979,205
Capitilization of debt issue costs	-	1,854,192
Amortization of debt issue costs	-	-
Capitalization of interest expense	677,143	107,402
Net loss and comprehensive under US GAAP	$(25,913,947)	$(14,696,876)

Basic and diluted loss per share under US GAAP	$(0.43)	$(0.28)

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 and 2009	TSX.V:SVL

20. Reconciliation to Unites States Generally Accepted Accounting Principles (continued)

Consolidated Statement of Cash Flows

Years ended December 31	2010	2009
Operating activities under Canadian GAAP	$(4,017,413)	$(3,939,554)
Reclassification of deferred exploration costs	(4,819,771)	(2,054,607)
Reclassification of debt issue costs	-	1,005,192
Reclassification of interest costs	677,143	107,402
Operating activities under US GAAP	$(8,160,041)	$(4,881,567)

Investing activities under Canadian GAAP	$(11,386,873)	$(8,604,170)
Reclassification of deferred exploration costs	4,819,771	2,054,607
Reclassification of interest costs	(677,143)	(107,402)
Investing activities under US GAAP	$(7,244,245)	$(6,656,965)

Financing activities under Canadian and US GAAP	$10,620,278	$22,445,031
Reclassification of debt issue costs	-	(1,005,192)
Financing activities under US GAAP	$10,620,278	$21,439,839

(a) Mineral properties

The Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and US GAAP. Under US GAAP, exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven and probable reserves are expensed as incurred. Under Canadian GAAP these costs may be deferred. As a result, the Company expensed $6,401,364 (2009 - $1,896,303) in exploration expenses incurred during the year for US GAAP purposes.

Under US GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

(b) Deferred debt issue costs

Under Canadian GAAP, the Company expenses transaction costs incurred in raising debt.

Under US GAAP, these costs are reported in the balance sheet as deferred charges. Generally debt issue costs are capitalized as an asset and accreted over the term of the debt using the effective interest method. During the year ended December 31, 2010, the Company capitalized $nil (2009 - $1,854,192) of transaction costs to deferred debt issue costs. In connection with the transaction costs incurred in obtaining the project loan facility and credit agreement, the Company capitalized amortization of deferred debt issue costs of $680,289 (2009 - $1,106,098) to plant and equipment because interest costs on the related debt is capitalizable.

(c) Interest capitalization

The Company expenses its interest costs under Canadian GAAP.

Under US GAAP, interest on borrowings incurred during the construction period must be considered as an additional cost of constructed assets to be capitalized in plant and equipment and depreciated over the lives of the related assets. With respect to debt with explicit interest rates, interest costs include amounts resulting from periodic amortization of issue costs on debt. The amount of interest to be capitalized is determined as the capitalization rate multiplied by average accumulated expenditures for qualifying assets. Accordingly the Company capitalized interest costs of $677,143 to plant and equipment during the year ended December 31, 2010 (2009 - $107,402).

SILVERCREST MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 and 2009	TSX.V:SVL

20. Reconciliation to Unites States Generally Accepted Accounting Principles (continued)

(d) Uncertain tax position

Effective January 1, 2007, the Company adopted for US GAAP purposes, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 740-10 guidance on Accounting for Uncertainty in Income Taxes. This guidance prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on the de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This adoption had no impact on the Company’s consolidated financial statements under US GAAP. The Company has not de-recognized any tax benefits or recognized any changes in the classification of tax liability during the year.

Additional disclosures - New accounting pronouncements

Variable Interest Entities

In June 2009, the FASB issued ASC guidance that requires an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity (“VIE”). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. This guidance also will require ongoing reassessments of the primary beneficiary of a VIE. The new guidance is effective for the Company’s fiscal year beginning January 1, 2010. Adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees

In September 2009, the FASB issued the FASB Accounting Standards Update No. 2009-09 “Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees”. This update represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee. Additionally, it adds observer comment Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees to the Codification. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Transition to International Financial Reporting Standards

The Company will report consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for 2011, with comparative figures for the corresponding periods for 2010. As such the Company will not be presenting a reconciliation to US GAAP in future periods.